**Primary Business Name: LUMINEX TRADING & ANALYTICS LLC**          **BD Number: 171752**

**BD - AMENDMENT**

**04/05/2023**

### BD - DIRECT OWNERS/EXECUTIVE OFFICERS

| Are there any indirect owners of the *applicant* required to be reported on Schedule B? |
|---|
| ⊙ **Yes** ○ **No** |

| Ownership Codes: | NA - less than 5% | B - 10% but less than 25% | D - 50% but less than 75% |
|---|---|---|---|
| | A  - 5% but less than 10% | C - 25% but less than 50% | E - 75% or more |

| Full Legal Name | DE/FE/I | Title or Status | Date Acquired | Own. Code | Control Person | PR | CRD #(or S.S.No., IRS Tax #, Emp. ID) |
|---|---|---|---|---|---|---|---|
| CONARY, NEIL WHITNEY | I | CEO | 03/2022 | NA | Y | N | 1060818 |
| DOLAN, JAMES CHRISTOPHER | I | CHIEF COMPLIANCE OFFICER | 09/2015 | NA | Y | N | 3219968 |
| HAGEN, DAVID WALTER | I | CHIEF PRODUCT OFFICER | 03/2022 | NA | N | N | 2101752 |
| KEZAR MARKETS, LLC | DE | OWNER | 03/2022 | E | Y | N | 20-1926812 |
| LINARES, JOHN FITZGERALD | I | GENERAL COUNSEL, CORPORATE SECRETARY | 03/2022 | NA | N | N | 3104547 |
| MIELE, STEPHEN R | I | CHIEF STRATEGY OFFICER | 03/2022 | NA | N | N | 2645590 |
| STUPAY, MICHAEL ELLIOT | I | FINOP,PRINCIPAL OPERATIONS OFFICER, PRINCIPAL FINANCIAL OFFICER | 03/2022 | NA | N | N | 2287906 |